UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2019

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2019 to 30 September 2019

1 November 2019

Novo Nordisk's operating profit increased by 11% in Danish kroner and by 5% at constant exchange rates (CER) in the first nine months of 2019

•
Sales increased by 9% in Danish kroner and by 5% at CER to DKK 89.6 billion. Sales in International Operations increased by 13% in Danish kroner (11% at CER), driven by growth in all regions. Sales in North America Operations increased by 6% in Danish kroner (decreased by 1% at CER).

•
Sales within Diabetes and obesity increased by 9% to DKK 75.5 billion (6% at CER), driven by Diabetes growing 4% at CER and Obesity growing 50% at CER. Sales within Biopharmaceuticals increased by 8% to DKK 14.1 billion (4% at CER).

•
Sales of Ozempic® were DKK 6,872 million and Ozempic® thereby reached blockbuster status. Ozempic® has now been launched in 24 countries. In the USA, the new-to-brand prescription market share for Ozempic® is now 37%, bringing Novo Nordisk's combined GLP-1 new-to-brand prescription market share to 54%.

•
In September 2019, Novo Nordisk received the US Food and Drug Administration (FDA) approval of Rybelsus® (semaglutide tablets) for treatment of adults with type 2 diabetes and Rybelsus® has now been made available in the USA.

•	For the 2019 outlook, sales growth is now expected to be 5-6% at CER (previously 4-6% at CER), while operating profit growth is still expected to be 4-6% at CER.

PROFIT AND LOSS	9M 2019	9M 2018	Growth as reported	Growth at CER*
DKK million

Net sales	89,604	82,099	9%	5%

Operating profit	40,610	36,465	11%	5%

Net profit	30,234	30,131	0%	N/A

Diluted earnings per share (in DKK)	12.68	12.40	2%	N/A

* CER: Constant exchange rates (average 2018)

Lars Fruergaard Jørgensen, president and CEO: "We are very satisfied with the sales growth for the first nine months of 2019, which was driven by all regions in International Operations and growth across our therapy areas Diabetes, Obesity and Biopharmaceuticals. During the third quarter of 2019, we have reached two very important milestones: the US FDA approval of Rybelsus® and the blockbuster status of Ozempic® following the successful launch in the USA; two major events that emphasise the strength of our current and future GLP-1 franchise.”

On 1 November 2019 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 2 of 28

FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2019

PROFIT AND LOSS	9M 2019	9M 2018	% change 9M 2019 to 9M 2018
DKK million

Net sales	89,604	82,099	9%

Gross profit	74,948	69,135	8%
Gross margin	83.6%	84.2%

Sales and distribution costs	22,287	20,669	8%
Percentage of sales	24.9%	25.2%

Research and development costs	9,836	10,261	(4%)
Percentage of sales	11.0%	12.5%

Administrative costs	2,772	2,647	5%
Percentage of sales	3.1%	3.2%

Other operating income, net	557	907	(39%)

Operating profit	40,610	36,465	11%
Operating margin	45.3%	44.4%

Financial items (net)	(3,136)	780	N/A

Profit before income taxes	37,474	37,245	1%

Income taxes	7,240	7,114	2%
Effective tax rate	19.3%	19.1%

Net profit	30,234	30,131	0%
Net profit margin	33.7%	36.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	4,263	2,283	87%
Capital expenditure (tangible assets)	6,551	6,213	5%

Net cash generated from operating activities	41,617	37,204	12%
Free cash flow	32,714	29,223	12%

Total assets	124,908	101,895	23%
Equity	52,953	47,512	11%
Equity ratio	42.4%	46.6%

Average number of diluted shares outstanding (million)	2,383.8	2,430.8	(2%)
Diluted earnings per share / ADR (in DKK)	12.68	12.40	2%

Full-time equivalent employees end of period	42,158	43,161	(2%)

These unaudited consolidated financial statements for the first nine months of 2019 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2018 of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations (‘IFRSs’), as published by the IASB, that are endorsed by the EU and effective as of 1 January 2019. This includes IFRS 16 'Leases' applied on a modified retrospective basis, see appendix 7. Furthermore, the financial report, including the consolidated financial statements for the first nine months of 2019 and the Management’s review, have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. From 1 January 2019, the term 'constant exchange rates' (CER) will be used instead of 'local currencies'. There is no difference between the two terms.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 3 of 28

GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 9% measured in Danish kroner and by 5% at CER to DKK 89,604 million in the first nine months of 2019. Sales in International Operations increased by 13% measured in Danish kroner and by 11% at CER. Sales in North America Operations increased by 6% measured in Danish kroner and decreased by 1% at CER.

Sales split per region	Sales 9M 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	46,213	13%	11%	105%
- Region Europe	17,105	6%	6%	22%
- Region AAMEO	10,810	18%	16%	33%
- Region China	9,825	15%	13%	26%
- Region Japan & Korea	4,719	13%	6%	6%
- Region Latin America	3,754	24%	26%	18%
North America Operations	43,391	6%	(1%)	(5%)
- USA	41,234	5%	(1%)	(13%)

Total sales	89,604	9%	5%	100%

International Operations
Sales in International Operations increased by 13% measured in Danish kroner and by 11% at CER. Sales growth was driven by all regions, with key growth regions being Region AAMEO growing 16% (CER), Region China growing 13% (CER), Region Europe growing 6% (CER) and Region Latin America growing 26% (CER). Sales growth was positively impacted by timing of shipments primarily in Region AAMEO and Region Latin America, predominantly related to first half of 2019. Sales growth was driven by all therapy areas.

Region Europe
Sales in Region Europe increased by 6% in both Danish kroner and at CER. Sales growth was driven by Diabetes growing 8% (CER) from increased GLP-1 and insulin sales, and Obesity growing 61% (CER), partly offset by Biopharmaceuticals declining 2% (CER).

Region AAMEO
Sales in Region AAMEO increased by 18% measured in Danish kroner and by 16% at CER. Sales growth was driven by Diabetes growing 14% (CER) from increased insulin sales, Obesity growing 97% (CER) and Biopharmaceuticals growing 12% (CER). Sales were positively impacted by timing of shipments, mainly in Diabetes.

Region China
Sales in Region China increased by 15% measured in Danish kroner and by 13% at CER. Sales growth was driven by Diabetes growing 12% (CER) from increased modern insulin and GLP-1 sales.

Region Japan & Korea
Sales in Region Japan & Korea increased by 13% measured in Danish kroner and by 6% at CER. Sales growth was driven by Obesity following the introduction of Saxenda® in Korea in 2018 and Biopharmaceuticals growing 7% (CER) driven by Norditropin® following the launch of the Noonan Syndrome indication while Diabetes sales remained unchanged (CER).

Region Latin America
Sales in Region Latin America increased by 24% measured in Danish kroner and by 26% at CER. Sales growth was driven by Diabetes growing 21% (CER) from increased insulin and GLP-1 sales, Obesity growing 90% (CER) and Biopharmaceuticals growing 16% (CER). Sales were positively impacted by timing of shipments.

North America Operations
Sales in North America Operations increased by 6% measured in Danish kroner and decreased by 1% at CER, due to sales in the USA declining 1% (CER). The sales development reflects GLP-1 sales growing 17% (CER), Obesity sales growing 29% (CER) and Biopharmaceuticals sales growing by 1% (CER). This was offset by insulin sales declining 16% (CER), negatively impacted by lower realised prices following higher rebates, the changes in the coverage gap legislation as well as inventory reductions in the first quarter of 2019.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 4 of 28

SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in the first nine months of 2019 of 9% measured in Danish kroner and 5% at CER was driven by solid growth across all therapy areas with Diabetes sales growth of 4% (CER), Obesity sales growth of 50% (CER) and Biopharmaceuticals sales growth of 4% (CER).

Sales split per therapy	Sales 9M 2019 DKK million	Sales 9M 2018 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and obesity segment

Long-acting insulin	15,674	15,388	2%	(2%)	(7%)
- Tresiba®	6,948	5,863	19%	13%	18%
- Xultophy®	1,626	1,162	40%	36%	9%
- Levemir®	7,100	8,363	(15%)	(18%)	(34%)

Premix insulin	7,913	7,756	2%	0%	1%
- Ryzodeg®	747	515	45%	42%	5%
- NovoMix®	7,166	7,241	(1%)	(2%)	(4%)

Fast-acting insulin	14,367	14,323	0%	(3%)	(9%)
- Fiasp®	804	384	109%	104%	9%
- NovoRapid®	13,563	13,939	(3%)	(6%)	(18%)

Human insulin	6,832	7,087	(4%)	(6%)	(9%)

Total insulin	44,786	44,554	1%	(2%)	(24%)

Victoza®	16,507	17,833	(7%)	(11%)	(46%)
Ozempic®	6,872	804	-	-	129%
Total GLP-1	23,379	18,637	25%	20%	83%

Other diabetes1)	3,230	3,176	2%	(1%)	(1%)

Total diabetes	71,395	66,367	8%	4%	58%

Obesity (Saxenda®)	4,115	2,640	56%	50%	30%

Diabetes and obesity total	75,510	69,007	9%	6%	88%

Biopharmaceuticals segment
Haemophilia2)	7,727	7,098	9%	5%	8%
- NovoSeven®	6,160	5,925	4%	0%	1%
- NovoEight®	1,119	958	17%	14%	3%
Growth disorders (Norditropin®)	5,199	4,872	7%	2%	3%
Other biopharmaceuticals3)	1,168	1,122	4%	3%	1%
Biopharmaceuticals total	14,094	13,092	8%	4%	12%

Total sales	89,604	82,099	9%	5%	100%

1) Primarily oral antidiabetic products, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 5 of 28

DIABETES AND OBESITY
Diabetes, sales development
Sales in Diabetes increased by 8% measured in Danish kroner and by 4% at CER to DKK 71,395 million driven by solid GLP-1 growth, partly offset by declining insulin sales. Novo Nordisk has improved its global diabetes value market share over the last 12 months from 27.6% to 28.4%, driven by improved global insulin market share and growth of the GLP-1 segment.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2019 and August 2018 provided by the independent data provider IQVIA.

Diabetes, regional development	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes, sales development

	August	August	Sales 9M 2019 DKK million	Growth at CER
	2019	2018

Global	28.4%	27.6%	71,395	4%
International Operations	22.0%	22.1%	36,149	11%
- Region Europe	26.9%	26.8%	13,184	8%
- Region AAMEO *	21.4%	22.1%	8,465	14%
- Region China **	27.8%	28.6%	9,564	12%
- Region Japan & Korea	9.6%	10.1%	2,725	0%
- Region Latin America ***	17.4%	16.1%	2,211	21%
North America Operations	30.8%	29.8%	35,246	(2%)
- USA	31.1%	30.1%	33,698	(4%)

Source: IQVIA, August 2019 data. * Data available for 9 private markets representing approximately 60% of total Novo Nordisk diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data available for three private markets representing approximately 70% of total Novo Nordisk’s diabetes sales in the region.

Insulin
Sales of insulin increased by 1% measured in Danish kroner and decreased by 2% at CER to DKK 44,786 million. Sales decline was driven by declining sales in the USA, partly offset by increased sales in International Operations.

Sales of long-acting insulin increased by 2% measured in Danish kroner and decreased by 2% at CER to DKK 15,674 million. Novo Nordisk has improved its global volume market share in the long-acting insulin segment from 31.3% to 32.2.% in the last 12 months. The decreased sales measured at CER were driven by declining Levemir® sales partly offset by a positive impact from Tresiba® and Xultophy®. Tresiba® has now been launched in 85 countries, while Xultophy® has been launched in 32 countries.

Sales of premix insulin increased by 2% measured in Danish kroner, and remained unchanged at CER, to DKK 7,913 million. Novo Nordisk is market leader in the segment and has improved its global volume market share in the premix insulin segment from 63.4% to 64.1% in the last 12 months. The unchanged sales measured at CER were driven by increased sales of Ryzodeg® while sales of NovoMix® declined. Ryzodeg® has been launched in 28 countries.

Sales of fast-acting insulin remained unchanged in Danish kroner and decreased by 3% at CER to DKK 14,367 million. Novo Nordisk is market leader in the fast-acting insulin segment with a global volume market share of 50.5%, which has been broadly unchanged over the past 12 months. The decreasing sales measured at CER were driven by declining sales of NovoRapid®, offset by a positive impact from Fiasp®. Fiasp® has now been launched in 31 countries.

Sales of human insulin decreased by 4% measured in Danish kroner and by 6% at CER to DKK 6,832 million.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 6 of 28

Insulin, regional development	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2019 DKK million	Growth at CER
	2019	2018

Global	46.5%	46.1%	44,786	(2%)
International Operations	49.1%	48.7%	27,519	8%
- Region Europe	44.1%	44.1%	9,246	3%
- Region AAMEO *	54.8%	54.7%	7,153	14%
- Region China **	50.2%	50.6%	7,629	12%
- Region Japan & Korea	50.4%	50.2%	1,932	(1%)
- Region Latin America ***	51.0%	44.5%	1,559	11%
North America Operations	39.9%	39.7%	17,267	(16%)
- USA	40.2%	40.1%	16,513	(17%)

Source: IQVIA, August 2019 data. * Data available for 9 private markets representing approximately 60% of total Novo Nordisk diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data available for three private markets representing approximately 70% of total Novo Nordisk’s diabetes sales in the region.

International Operations
Sales of insulin in International Operations increased by 9% measured in Danish kroner and by 8% at CER, sales growth was driven by long-acting, fast-acting and premix insulin.

Region Europe
Sales of insulin in Region Europe increased by 3% in both Danish kroner and at CER. Sales growth was driven by the penetration of Tresiba®, Fiasp® and Xultophy®across the region, partly offset by contracting Levemir® sales, reflecting the continued roll-out of Tresiba® as well as declining human insulin and NovoMix® sales.

Region AAMEO
Sales of insulin in Region AAMEO increased by 16% measured in Danish kroner and by 14% at CER. The sales growth was driven by the overall diabetes market, market share gains and increased sales across all insulin categories.

Region China
Sales of insulin in Region China increased by 13% measured in Danish kroner and by 12% at CER. The sales growth was driven by NovoMix®, NovoRapid® and Levemir®. In August 2019, Tresiba® was admitted to the National Reimbursement Drug List effective from January 2020.

Region Japan & Korea
Sales of insulin in Region Japan & Korea increased by 5% measured in Danish kroner and decreased by 1% at CER. The decline in sales at CER was driven by NovoMix® and NovoRapid®, as both products reached the 15-year price protection limit 1 April 2018 in Japan, leading to significant mandatory price reductions as well as lower human insulin sales, partly offset by positive contributions from market share gains for Tresiba® and Ryzodeg® in both Japan and Korea. In September 2019, Xultophy® was launched in Japan.

Region Latin America
Sales of insulin in Region Latin America increased by 8% measured in Danish kroner and by 11% at CER. The sales growth was driven by the overall diabetes market growth, market share gains as well as increased sales of NovoRapid®, Tresiba® and Xultophy®.

North America Operations
Sales of insulin in North America Operations decreased by 11% measured in Danish kroner and by 16% at CER. The decline in sales in the USA was driven by lower realised prices due to higher rebates across the insulin portfolio, the changes in the coverage gap legislation as well as inventory reductions in the first quarter of 2019. Novo Nordisk has expanded its volume market share from 39.7% to 39.9% in the last 12 months, due to continued market share gains in the basal insulin segment.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 7 of 28

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza® and Ozempic®) increased by 25% measured in Danish kroner and by 20% at CER to DKK 23,379 million. Sales of Ozempic® were DKK 6,872 million and Ozempic® thereby reached blockbuster status. Ozempic® has now been launched in 24 countries in North America Operations, Region Europe and Region Latin America. Sales growth was driven by both North America Operations and International Operations. The GLP-1 segment’s value share of the total diabetes market has increased to 17.0% compared with 13.7% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 46.8% value market share.

GLP-1, regional development	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)*		GLP-1, sales development

	August	August	Sales 9M 2019 DKK million	Growth at CER
	2019	2018

Global	46.8%	46.6%	23,379	20%
International Operations	50.3%	52.9%	6,019	28%
- Region Europe	52.9%	55.5%	3,516	26%
- Region AAMEO **	39.3%	45.1%	787	14%
- Region China ***	92.4%	82.2%	655	67%
- Region Japan & Korea	29.8%	34.3%	461	(3%)
- Region Latin America ****	68.3%	68.9%	600	61%
North America Operations	46.3%	45.4%	17,360	17%
- USA	45.8%	45.0%	16,676	16%

Source: IQVIA, August 2019 data MAT. * Novo Nordisk's GLP-1 diabetes products comprise Victoza® and Ozempic® ** Data for 9 selected private markets representing approximately 60% of Novo Nordisk total diabetes sales in the region. *** Data for mainland China, excluding Hong Kong and Taiwan. **** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes sales in the region.

International Operations
Sales of GLP-1 in International Operations increased by 29% measured in Danish kroner and by 28% at CER. Sales growth is driven by all regions except for Region Japan & Korea. The value share of the GLP-1 class of the total diabetes market has increased to 8.6% from 7.3% 12 months ago. Novo Nordisk is the market leader with a 50.3% value market share.

Region Europe
Sales in Region Europe increased by 26% in both Danish kroner and at CER. The sales development reflects the positive impact from the introduction of Ozempic® in 20 countries and the cardiovascular indication for Victoza®, partly offset by the impact from a competing once-weekly product. The initial feedback from the launch of Ozempic® has been positive and leading to a stabilisation of the market share in launch markets. Novo Nordisk remains the market leader in Region Europe with a 52.9% value market share.

Region AAMEO
Sales in Region AAMEO increased by 19% measured in Danish kroner and by 14% at CER. The value share of the GLP-1 class of the total diabetes market remains low and Novo Nordisk has a value market share of 39.3% across Region AAMEO.

Region China
Sales in Region China increased by 69% measured in Danish kroner and by 67% at CER. The increase in sales reflects broad market access and continued commercial investments, which have driven the expansion of the GLP-1 class of the overall diabetes market value to 1.9% from 1.2% 12 months ago and increased the Victoza® GLP-1 value market share to 92.4%.

Region Japan & Korea
Sales in Region Japan & Korea increased by 5% measured in Danish kroner and decreased by 3% at CER. The development in sales reflects an underlying volume growth, partly offset by the timing of inventory adjustments and the intensified competition from a once-weekly product. Novo Nordisk currently holds a value market share of 29.8%.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 8 of 28

Region Latin America
Sales in Region Latin America increased by 53% measured in Danish kroner and by 61% at CER. The sales growth reflects the continued expansion of the GLP-1 segment across the region and the introduction of Ozempic® in Brazil. Novo Nordisk remains the market leader in the region with a value market share of 68.3%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 24% measured in Danish kroner and by 17% at CER. Novo Nordisk is the market leader with a 46.3% value market share. The value share of the GLP-1 class of the total North American diabetes market has increased to 20.1%.

Sales growth in the USA is driven by an underlying prescription volume growth of the GLP-1 class of around 30%, driven by once-weekly GLP-1 products. In February 2018, Novo Nordisk launched Ozempic® in the USA and the weekly new-to-brand prescription market share for Ozempic® has now reached 37%, bringing Novo Nordisk's combined GLP-1 new-to-brand prescription market share to 54%. Consequently Novo Nordisk's GLP-1 is now market leader measured on monthly prescriptions.

Sales of GLP-1 in the USA increased by 16% at CER. The increase in sales was driven by continued uptake of Ozempic®, partly offset by declining sales of Victoza®. The declining Victoza® sales reflect a negative impact from changes in the channel and payer mix and the changes in the coverage gap legislation, impacting average realised prices negatively. Furthermore, sales of Victoza® were negatively impacted by the launch of Ozempic® and a competing once-weekly product.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 9 of 28

Obesity, sales development
Sales of Saxenda® increased by 56% measured in Danish kroner and by 50% at CER to DKK 4,115 million. Sales growth of Saxenda® was driven by both International Operations and North America Operations. Saxenda® has now been launched in 45 countries.

Obesity, regional development	Obesity, sales development

	Sales 9M 2019 DKK million	Growth at CER

Global	4,115	50%
International Operations	1,611	98%
- Region Europe	234	61%
- Region AAMEO	648	97%
- Region China	6	—
- Region Japan & Korea	220	206%
- Region Latin America	503	90%
North America Operations	2,504	29%
- USA	2,323	30%

International Operations
Sales of Saxenda® in International Operations increased by 98% in both Danish kroner and at CER driven by increased sales in all regions. Novo Nordisk currently has a value market share of 35% in the Obesity market in International Operations.

Region Europe
Sales of Saxenda® in Region Europe increased by 61% in both Danish kroner and at CER. Saxenda® has now been launched in 19 countries in Region Europe. Novo Nordisk currently has a value market share of 47% in the obesity market in Region Europe.

Region AAMEO
Sales of Saxenda® in Region AAMEO increased by 102% measured in Danish kroner and by 97% at CER. Saxenda® has now been launched in 17 countries in Region AAMEO. Novo Nordisk currently has a value market share of 44% in the obesity market in Region AAMEO.

Region Japan & Korea
Sales of Saxenda® in Region Japan & Korea were driven by Korea following the launch in early 2018.

Region Latin America
Sales of Saxenda® in Region Latin America increased by 82% measured in Danish kroner and by 90% at CER. Saxenda® has been launched in 5 countries in Region Latin America. Novo Nordisk currently has a value market share of 33% in the obesity market in Region Latin America.

North America Operations
Sales of Saxenda® in North America Operations increased by 37% measured in Danish kroner and by 29% at CER and were driven by increased sales in both the USA and Canada. Sales in the USA were negatively impacted by inventory reductions in first quarter of 2019. Novo Nordisk currently has a value market share of 67% in the obesity market in North America Operations.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 10 of 28

BIOPHARMACEUTICALS
Biopharmaceuticals, sales development
Sales of biopharmaceutical products increased by 8% measured in Danish kroner and by 4% at CER to DKK 14,094 million. The sales development was driven by sales growth in International Operations and North America Operations. Sales growth in International Operations was driven by Region AAMEO, Region Latin America, Region Japan & Korea and Region China, partly offset by declining sales in Region Europe.

Biopharmaceuticals, regional development	Biopharmaceuticals, sales development

	Sales 9M 2019 DKK million	Growth at CER

Global	14,094	4%
International Operations	8,453	6%
- Region Europe	3,687	(2%)
- Region AAMEO	1,697	12%
- Region China	255	53%
- Region Japan & Korea	1,774	7%
- Region Latin America	1,040	16%
North America Operations	5,641	1%
- USA	5,213	1%

Haemophilia
Sales of haemophilia products increased by 9% measured in Danish kroner and by 5% at CER to DKK 7,727 million. The increasing sales were driven by the continued global roll-out of Refixia® and NovoEight®. Novo Nordisk continues to expand its broad global haemophilia presence.

Sales of NovoSeven® increased by 4% measured in Danish kroner, and remained unchanged at CER, to DKK 6,160 million, reflecting the solid position of NovoSeven® as a haemostatic agent in critical treatment settings in an increasingly competitive environment. The sales development is driven by increased sales in Region Latin America, Region AAMEO and Region China as well as stable sales in North America Operations offset by declining sales in Region Europe and Region Japan & Korea.

Sales of NovoEight® increased by 17% measured in Danish kroner and by 14% at CER to DKK 1,119 million. Sales growth was driven by Region AAMEO, Region Europe, Region Latin America and North America Operations. NovoEight® has now been launched in 49 countries.

Sales of Refixia® increased to DKK 263 million. Sales growth was driven by the product launches in Region Europe, Region Japan & Korea and North America Operations. Refixia® has been launched in 14 countries.

During the third quarter of 2019, Esperoct® (the brand name for N8-GP) was launched in Germany and Switzerland.

Growth disorders (Norditropin®)
Sales of growth disorder products increased by 7% measured in Danish kroner and by 2% at CER to DKK 5,199 million. The increasing sales were driven by positive contributions from International Operations increasing by 3% at CER and by North America Operations increasing by 1% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a market share measured in value of around 32% and focusing on the continued market presence expansion driven by new indications and the introduction of the next-generation device.

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 11 of 28

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 13% measured in both Danish kroner and at CER to DKK 14,656 million, resulting in a gross margin of 83.6% measured in Danish kroner, compared with 84.2% in 2018. The decrease in gross margin reflects a negative impact from lower realised prices in the USA and impairment of intangible assets, partly countered by a positive product mix driven by increased GLP-1 sales and a positive currency impact of 0.5 percentage point.

Sales and distribution costs increased by 8% measured in Danish kroner and by 5% at CER to DKK 22,287 million. The increase in sales and distribution costs was driven by International Operations reflecting resource allocation to growth markets and promotional activities for Victoza® and Saxenda® as well as launch activities for Ozempic®. In the USA, promotional activities are focusing on Ozempic® and Saxenda® as well as prelaunch activities for Rybelsus®.

Research and development costs decreased by 4% measured in Danish kroner and by 6% at CER to DKK 9,836 million, reflecting reversal of write-downs of prelaunch inventory in first quarter of 2019 following the filing of oral semaglutide to the US FDA and severance costs in third quarter of 2018 offset by impairment of intangible assets. The underlying development in R&D costs is driven by the completion of the oral semaglutide phase 3a development programme and the completion of the head-to-head study between Tresiba® and insulin glargine U300, offset by increasing costs for the semaglutide in obesity clinical programmes STEP and SELECT.

Administration costs increased by 5% measured in Danish kroner and by 3% at CER to DKK 2,772 million, reflecting growth across the regions in International Operations.

Other operating income (net) was DKK 557 million compared with DKK 907 million in 2018.

Operating profit increased by 11% in Danish kroner and by 5% at CER to DKK 40,610 million.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 3,136 million compared with a net gain of DKK 780 million in 2018.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the Group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 2,649 million compared with a gain of DKK 779 million in 2018. This development reflects a loss on foreign exchange hedging, especially related to the US dollar versus the Danish krone.

As per the end of September 2019, a negative market value of financial contracts of approximately DKK 1.4 billion has been deferred for recognition later in 2019 and 2020.

The effective tax rate was 19.3% in the first nine months of 2019 compared with an effective tax rate of 19.1% in the first nine months of 2018. The effective tax rate for 2019 was positively impacted by non-recurring changes to deferred tax assets following the approval of the Swiss tax reform, while non-recurring change in tax provisions related to settlement of international tax cases positively impacted the 2018 tax rate.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 6.6 billion compared with DKK 6.2 billion in 2018. Net capital expenditure was primarily related to investments in a new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, expansion of production facilities in Kalundborg, Denmark, expansion of production facilities in Chartres, France and a new diabetes filling capacity in Hillerød, Denmark.

Free cash flow was DKK 32.7 billion compared with DKK 29.2 billion in 2018. The increase of 12% compared with 2018 primarily reflects increased cash from operating activities driven by the timing of rebate payments in the USA.

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Financial report for the period 1 January 2019 to 30 September 2019	Page 12 of 28

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2019
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the third quarter of 2019.

Sales in the third quarter of 2019 increased by 9% in Danish kroner and by 6% at CER compared with the same period in 2018. Sales growth in International Operations was 9% measured at CER and sales growth in North America Operations was 2% measured at CER. The combined sales growth measured at CER was driven by Diabetes derived from increased GLP-1 sales of 23%, offset by declining insulin sales of 4%, as well as increased Obesity sales of 42% and Biopharmaceuticals sales of 6%.

The gross margin was 83.2% in the third quarter of 2019 compared with 84.1% in the same period last year. The decline of 0.9 percentage point of the gross margin reflects a negative impact from lower realised prices in the USA and impairment of intangible assets, partly countered by a positive product mix and a positive currency impact of 0.4 percentage point.

Sales and distribution costs increased by 9% in Danish kroner and by 6% at CER compared with the same period in 2018. The increase in sales and distribution costs was driven by International Operations reflecting resource allocation to growth markets and promotional activities for Saxenda® as well as launch activities for Ozempic®. In the USA, promotional activities are focusing on Ozempic® and Saxenda® as well as prelaunch activities for Rybelsus®.

Research and development costs decreased by 1% in Danish kroner and by 3% at CER compared with the same period in 2018. The development in R&D costs reflects impairment of intangible assets as well as increasing costs for the semaglutide in obesity clinical programmes STEP and SELECT, partly offset by severance costs in the third quarter of 2018 and the completion of the oral semaglutide phase 3a development programme.

Administrative costs increased by 8% in Danish kroner and by 6% at CER compared with the same period in 2018.

Other operating income (net) was DKK 88 million in the third quarter of 2019 compared with DKK 170 million in the same period last year.

Operating profit increased by 9% in Danish kroner and by 4% at CER compared with the same period in 2018. Adjusted for severance costs in third quarter of 2018 and impairment of assets in third quarter of 2019, operating profit growth was 6% at CER.
EQUITY
Total equity was DKK 52,953 million at the end of the first nine months of 2019, equivalent to 42.4% of total assets, compared with 46.6% at the end of the first nine months of 2018. Please refer to appendix 5 for further elaboration of changes in equity.

2019 share repurchase programme
On 9 August 2019, Novo Nordisk announced a share repurchase programme of up to DKK 2.6 billion to be executed from 9 August 2019 to 30 October 2019, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period beginning 1 February 2019. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 7,410,411 B shares for an amount of DKK 2.6 billion in the period from 9 August 2019 to 30 October 2019. The programme was concluded on 30 October 2019. As of 30 October 2019, Novo Nordisk has repurchased a total of 30,811,423 B shares equal to a transaction value of DKK 10.235 billion under the DKK 15 billion programme beginning 1 February 2019.

As of 30 October 2019, Novo Nordisk and its wholly-owned affiliates owned 37,970,455 of its own B shares, corresponding to 1.6% of the total share capital.

Share repurchase under the overall programme of up to DKK 15 billion beginning 1 February 2019 is expected to be resumed shortly. As announced in February 2019, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2019, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.3% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Financial report for the period 1 January 2019 to 30 September 2019	Page 13 of 28

OUTLOOK
OUTLOOK 2019
The current expectations for 2019 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 1 November 2019	Expectations 9 August 2019

Sales growth
at CER	5% to 6%	4% to 6%
as reported	Around 3%-points higher than at CER	Around 3%-points higher than at CER

Operating profit growth
at CER	4% to 6%	4% to 6%
as reported	Around 5%-points higher than at CER	Around 5%-points higher than at CER

Financial items (net)	Loss of around DKK 3.9 billion	Loss of around DKK 3.5 billion

Effective tax rate	19% to 21%	20% to 22%

Capital expenditure (PP&E)	Around DKK 9 billion	Around DKK 9 billion

Depreciation, amortisation and impairment losses	Around DKK 5.5 billion	Around DKK 4.5 billion

Free cash flow	DKK 31-35 billion	DKK 30-34 billion

For 2019, sales growth is now expected to be 5% to 6%, measured at CER. This guidance reflects expectations for robust performance for the GLP-1-based diabetes products Victoza® and Ozempic®, the obesity product Saxenda®, the portfolio of new-generation insulin and the contribution from the biopharm products Refixia® and NovoEight®. The guidance also reflects intensifying competition both within Diabetes and Biopharmaceuticals, especially within the haemophilia inhibitor segment. Furthermore, continued pricing pressure within Diabetes is expected, especially in the USA. This includes the previously communicated funding of the Medicare Part D coverage gap, which was changed based on new legislation with effect from 2019, and with an expected negative impact of approximately DKK 2 billion. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 3 percentage points higher than at CER.

For 2019, operating profit growth is expected to be 4% to 6%, measured at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued focus on cost control. Operating profit growth is negatively impacted by the changes in the funding of the coverage gap and the write-downs of intangible assets across the therapy areas. Furthermore, growth in operating profit is positively impacted by the costs for the priority review voucher, which was expensed in fourth quarter of 2018. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 5 percentage points higher than at CER.

For 2019, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 3.9 billion, offsetting the positive currency impact on operating profit. The slightly higher financials items (net) is mainly driven by marginally strengthened exchange rates. The current expectation for 2019 primarily reflects losses associated with foreign exchange hedging contracts, mainly related to the US dollar versus the Danish krone.

The effective tax rate for 2019 is now expected to be in the range of 19-21%.

Capital expenditure is expected to be around DKK 9 billion in 2019, primarily relating to investments in additional capacity for active pharmaceutical ingredient production within diabetes and an expansion of the diabetes filling capacity. Depreciation, amortisation and impairment losses are now expected to be around DKK 5.5 billion reflecting increased impairment of intangible assets. The increased level of depreciation, amortisation and impairment losses in 2019, compared with the level in 2018, furthermore reflects the inclusion of depreciation of lease assets following the adoption of IFRS 16. Free cash flow is now expected to be DKK 31-35 billion.

All of the above expectations are based on assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2019, including the potential implications from Brexit, major healthcare reforms, and that the currency exchange rates, especially the US dollar, will remain at the

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Financial report for the period 1 January 2019 to 30 September 2019	Page 14 of 28

current level versus the Danish krone. Neither does the guidance include the financial implications in case of a significant bolt-on acquisition during 2019. Please refer to the table below for the key currency assumptions.

FX	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change	Spot rate 28 October 2019

USD	671	641	5%	664	624	6%	674
CNY	96	94	2%	97	96	1%	95
JPY	6.26	5.75	9%	6.09	5.69	7%	6.19
CAD	508	490	4%	500	485	3%	516
GBP	827	835	(1%)	845	843	0%	865

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% immediate movement in currency	Hedging period (months)

USD	DKK 2,100 million	9
CNY*	DKK 400 million	7
JPY	DKK 165 million	12
CAD	DKK 110 million	9
GBP	DKK 90 million	10

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 15 of 28

RESEARCH & DEVELOPMENT UPDATE
Diabetes

Rybelsus® (semaglutide tablets), the first GLP-1 in a tablet, approved in the USA
In September 2019, Novo Nordisk announced that the US Food and Drug Administration (FDA) had approved Rybelsus® (semaglutide tablets), as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes. Rybelsus®, the brand name for oral semaglutide in the USA, is the first approved glucagon-like peptide-1 (GLP-1) receptor agonist in a tablet. The approval of Rybelsus® is based on the results from 10 PIONEER clinical trials which included 9,543 adults with type 2 diabetes. Rybelsus® more effectively lowered blood sugar than sitagliptin and empagliflozin. Furthermore, treatment with Rybelsus® resulted in up to 4.4 kg reduction in body weight. Rybelsus® demonstrated a safe and well-tolerated profile across the PIONEER programme, with the most common adverse event being mild to moderate nausea which diminished over time. Novo Nordisk plans to make Rybelsus® available to adults with type 2 diabetes in the USA in the fourth quarter of 2019.

EU commission adopts the CHMP recommendation for the paediatric indication for Victoza®
In August 2019, the European Commission adopted the CHMP recommendation that Victoza®, as an adjunct to diet and exercise, is indicated for the treatment of children and adolescents (10 years and above) with insufficiently controlled type 2 diabetes. Novo Nordisk has applied for 6 months’ paediatric extension to the Victoza® supplementary patent certificate in 18 individual European countries.

Fiasp® approved in Japan
In September 2019, Fiasp® was approved in Japan with no age limitation for people with diabetes requiring insulin therapy. Fiasp® was approved for both mealtime and post-meal dosing and was approved to be administered by subcutaneous injection, continuous insulin infusion with insulin pumps as well as for intravenous administration. The approval is based on results from the Fiasp® paediatric trial, onset 7, and the Fiasp® adult basal-bolus trial, onset 8.

Novo Nordisk decides on the next step for its portfolio of next-generation oral GLP-1
During third quarter of 2019, Novo Nordisk reviewed the development portfolio for the next-generation oral
GLP-1. Based on the encouraging progress of the enhanced next-generation oral semaglutide formulation, it has been decided to discontinue further development of the oral GLP-1 analogue OG2023SC.

Biopharmaceuticals

Somapacitan filed for approval of adult growth hormone deficiency in the USA and the EU
During third quarter of 2019, Novo Nordisk submitted the regulatory file for the long-acting growth hormone somapacitan for adult growth hormone deficiency to the US FDA and European Medicines Agency. The submissions were based on the pivotal phase 3 trial REAL1 with once-weekly dosing of somapacitan. The trial enrolled 301 treatment-naïve adults with growth hormone deficiency and showed positive outcomes of body composition changes after 52 weeks treatment and with no observed safety concerns.

Esperoct® approved in Japan
In September 2019, the Pharmaceuticals and Medical Devices Agency (PMDA) in Japan approved Esperoct® (the brand name for N8-GP) for prophylaxis and on-demand treatment of haemophilia A patients in Japan.

Concizumab: Initiation of two phase 3 trials
In October 2019, Novo Nordisk initiated the explorer7 phase 3 clinical trial with concizumab in patients with haemophilia A or B with inhibitors towards FVIII or FIX. The objective of the trial is to establish the safety and efficacy of once-daily subcutaneous concizumab as a pen device based on prophylactic treatment to reduce the number of bleeds. A parallel phase 3 trial in haemophilia A or B patients without inhibitors, explorer8, is being initiated in November 2019. The trials are expected to enrol approximately 265 patients from 32 countries. The trials are the first pivotal trials with concizumab and the results are expected to form the basis for regulatory approval for once-daily subcutaneous prophylaxis treatment with concizumab in all haemophilia patients with and without inhibitors.

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 16 of 28

Other Serious Chronic Diseases

Phase 1 trial initiated with a subcutaneous PCSK9i (NN6434)
In August 2019, Novo Nordisk initiated a phase 1 trial with a subcutaneous version of PCSK9i. The trial is a dose- escalation trial with the aim of establishing the safety, tolerability and pharmacokinetics of PCSK9i in healthy volunteers including one cohort of people with hypercholesterolaemia receiving background therapy with a statin. The trial will form the basis for a review of the options for Novo Nordisk's further drug development with PCSK9i in the cardiometabolic space.

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 17 of 28

SUSTAINABILITY UPDATE
The number of employees in Novo Nordisk decreased by 2.1%
The number of full-time employees at the end of the first nine months of 2019 decreased by 2.1% compared to 12 months ago. The total number of employees was 42,748, corresponding to 42,158 full-time positions. This reflects declines in Research & Development, in NNE A/S and in North America Operations, partly offset by an increase in International Operations, mainly in Region China.

Novo Nordisk expands offering of affordable insulin in the USA
In September 2019, Novo Nordisk announced an expansion of the company’s affordability initiatives in the USA, intended to help more people with diabetes. Two new offerings will be available starting in January 2020. The first offering is a USD 99 cash card programme that will provide up to three vials or two packs of pens of any combination of Novo Nordisk analogue insulins delivered from Novo Nordisk US affiliate, Novo Nordisk Inc. The second offering is the introduction of follow-on brands (authorised generics) of NovoLog® and NovoLog® Mix, which will be available in vials and pens at a 50% list price reduction through the newly established US affiliate Novo Nordisk Pharma Inc. These offerings will complement the existing offerings, which include a patient assistance programme that provides free medicines, including all Novo Nordisk insulin products, to eligible patients who do not have insurance; the availability of Novo Nordisk human insulin at pharmacies nationwide for around USD 25 per vial; and co-pay savings cards to help defray the costs of commercially insured patients who are experiencing high out-of-pocket costs.
LEGAL MATTERS
Securities lawsuit filed in Denmark against Novo Nordisk A/S
In August 2019, Novo Nordisk was informed that a securities lawsuit has been filed against the company in Denmark. The lawsuit is filed by a number of shareholders. The claim is for a total amount of DKK 11,785,192,218 based on their trading and holding of shares in Novo Nordisk A/S during the period 3 February 2015 to 2 February 2017. The lawsuit alleges that Novo Nordisk made misleading statements and did not make appropriate disclosures regarding its sales of insulin products in the USA. The lawsuit appears to contain broadly similar allegations to those of the previously announced securities class-action lawsuit filed in the USA in 2017 on behalf of all purchasers of Novo Nordisk American Depository Receipts (ADRs). Novo Nordisk disagrees with the allegations and is prepared to defend the company in this matter.

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 18 of 28

MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2019. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2019 has been prepared in accordance with IAS 34 'Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2018 of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations (IFRSs) as published by the IASB that are endorsed by the EU effective as of 1 January 2019. This includes IFRS 16 'Leases' applied modified retrospectively. Furthermore, the financial report for the first nine months of 2019 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2019 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2018.

Bagsværd, 1 November 2019

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

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Financial report for the period 1 January 2019 to 30 September 2019	Page 19 of 28

About Novo Nordisk
Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 41,600 people in 80 countries, and markets its products in more than 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Financial calendar
20 November 2019	Capital Markets Day
05 February 2020	Financial statement for 2019

Contacts for further information
Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (USA)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (USA)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2018 and Form 20-F both filed with the SEC in February 2019 in continuation of the publication of the Annual Report 2018, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,

•
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management enables better decision-making’ on pp 41-43 of the Annual Report 2018.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2019 to 30 September 2019	Page 20 of 28

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2019			2018				Q3 2019 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2018

Net sales	30,277	30,036	29,291	29,732	27,762	27,407	26,930	9%

Gross profit	25,202	25,187	24,559	25,079	23,347	23,055	22,733	8%
Gross margin	83.2%	83.9%	83.8%	84.4%	84.1%	84.1%	84.4%

Sales and distribution costs	7,761	7,580	6,946	8,728	7,128	7,090	6,451	9%
Percentage of sales	25.6%	25.2%	23.7%	29.4%	25.7%	25.9%	24.0%
Research and development costs	3,601	3,557	2,678	4,544	3,644	3,296	3,321	(1%)
Percentage of sales	11.9%	11.8%	9.1%	15.3%	13.1%	12.0%	12.3%
Administrative costs	1,009	852	911	1,269	932	851	864	8%
Percentage of sales	3.3%	2.8%	3.1%	4.3%	3.4%	3.1%	3.2%
Other operating income, net	88	254	215	245	170	386	351	(48%)

Operating profit	12,919	13,452	14,239	10,783	11,813	12,204	12,448	9%
Operating margin	42.7%	44.8%	48.6%	36.3%	42.6%	44.5%	46.2%

Financial income	17	15	13	(37)	(78)	1,039	1,198	N/A
Financial expenses	829	1,322	1,030	376	597	745	37	39%
Financial items (net)	(812)	(1,307)	(1,017)	(413)	(675)	294	1,161	20%

Profit before income taxes	12,107	12,145	13,222	10,370	11,138	12,498	13,609	9%

Income taxes	1,913	2,550	2,777	1,873	2,101	2,155	2,858	(9%)

Net profit	10,194	9,595	10,445	8,497	9,037	10,343	10,751	13%

Depreciation, amortisation and impairment losses	2,095	1,110	1,058	1,642	783	768	732	168%
Capital expenditure (net)	2,373	2,077	2,101	3,311	2,316	1,587	2,310	2%
Net cash generated from operating activities	16,688	15,039	9,890	7,412	11,619	15,770	9,815	44%
Free cash flow	14,039	12,020	6,655	3,313	8,755	13,227	7,241	60%

Total assets	124,908	117,909	110,135	110,769	101,895	103,248	93,558	23%
Total equity	52,953	53,085	47,319	51,839	47,512	49,081	44,238	11%
Equity ratio	42.4%	45.0%	43.0%	46.8%	46.6%	47.5%	47.3%

Full-time equivalent employees end of period	42,158	41,611	42,453	42,672	43,161	43,105	42,688	(2%)

Basic earnings per share/ADR (in DKK)	4.30	4.03	4.37	3.54	3.74	4.27	4.41	15%
Diluted earnings per share/ADR (in DKK)	4.29	4.03	4.36	3.53	3.74	4.26	4.40	15%
Average number of shares outstanding (million)	2,368.8	2,380.2	2,390.3	2,401.2	2,414.1	2,425.8	2,437.3	(2%)
Average number of diluted shares
outstanding (million)	2,373.2	2,383.5	2,394.6	2,406.1	2,419.2	2,430.9	2,442.3	(2%)

Sales by business segment:
Long-acting insulin	5,019	5,411	5,244	5,456	5,158	5,357	4,873	(3%)
Premix insulin	2,596	2,560	2,757	2,438	2,527	2,587	2,642	3%
Fast-acting insulin	4,632	4,758	4,977	5,030	4,609	4,936	4,778	0%
Human insulin1)	2,237	2,180	2,415	2,178	2,386	2,335	2,366	(6%)
Total insulin	14,484	14,909	15,393	15,102	14,680	15,215	14,659	(1%)
Total GLP-1	8,492	7,740	7,147	7,492	6,655	5,924	6,058	28%
Other diabetes	1,038	1,125	1,067	1,074	1,044	1,011	1,121	(1%)
Total diabetes	24,014	23,774	23,607	23,668	22,379	22,150	21,838	7%
Obesity (Saxenda®)	1,442	1,462	1,211	1,229	987	883	770	46%
Diabetes and obesity total	25,456	25,236	24,818	24,897	23,366	23,033	22,608	9%

Haemophilia	2,524	2,670	2,533	2,478	2,301	2,294	2,503	10%
Growth disorders (Norditropin®)	1,886	1,758	1,555	1,962	1,688	1,703	1,481	12%
Other biopharmaceuticals	411	372	385	395	407	377	338	1%
Biopharmaceuticals total	4,821	4,800	4,473	4,835	4,396	4,374	4,322	10%

Sales by geographic segment:
International Operations	15,261	15,565	15,387	13,882	13,659	13,818	13,564	12%
- Region Europe	5,738	5,862	5,505	5,594	5,392	5,460	5,233	6%
- Region AAMEO	3,525	3,547	3,738	2,993	3,067	3,194	2,899	15%
- Region China	3,258	3,192	3,375	2,712	2,793	2,751	3,029	17%
- Region Japan & Korea	1,597	1,664	1,458	1,610	1,446	1,484	1,257	10%
- Region Latin America	1,143	1,300	1,311	973	961	929	1,146	19%
North America Operations	15,016	14,471	13,904	15,850	14,103	13,589	13,366	6%
- USA	14,256	13,767	13,211	15,182	13,476	12,952	12,878	6%

Segment operating profit:
Diabetes and obesity	10,403	11,393	11,828	8,153	9,995	9,760	9,934	4%
Biopharmaceuticals	2,516	2,059	2,411	2,630	1,818	2,444	2,514	38%

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 21 of 28

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2019	9M 2018	Q3 2019	Q3 2018

Income statement

Net sales	89,604	82,099	30,277	27,762
Cost of goods sold	14,656	12,964	5,075	4,415

Gross profit	74,948	69,135	25,202	23,347

Sales and distribution costs	22,287	20,669	7,761	7,128
Research and development costs	9,836	10,261	3,601	3,644
Administrative costs	2,772	2,647	1,009	932
Other operating income, net	557	907	88	170

Operating profit	40,610	36,465	12,919	11,813

Financial income	45	2,159	17	(78)
Financial expenses	3,181	1,379	829	597

Profit before income taxes	37,474	37,245	12,107	11,138

Income taxes	7,240	7,114	1,913	2,101

NET PROFIT	30,234	30,131	10,194	9,037

Basic earnings per share (DKK)	12.70	12.42	4.30	3.74
Diluted earnings per share (DKK)	12.68	12.40	4.29	3.74

Segment Information

Segment sales:
Diabetes and obesity	75,510	69,007	25,456	23,366
Biopharmaceuticals	14,094	13,092	4,821	4,396

Segment operating profit:
Diabetes and obesity	33,624	29,689	10,403	9,995
Operating margin	44.5%	43.0%	40.9%	42.8%

Biopharmaceuticals	6,986	6,776	2,516	1,818
Operating margin	49.6%	51.8%	52.2%	41.4%

Total segment operating profit	40,610	36,465	12,919	11,813

Statement of comprehensive income

Net profit for the period	30,234	30,131	10,194	9,037

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	(369)	76	(167)	8

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	489	285	305	160
Cash flow hedges, realisation of previously deferred (gains)/losses	1,686	(1,911)	202	(153)
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,405)	(1,431)	(1,006)	143
Other items	10	(9)	(6)	1
Tax on other comprehensive income, income/(expense)	25	650	212	(54)

Other comprehensive income for the period, net of tax	436	(2,340)	(460)	105
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	30,670	27,791	9,734	9,142

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 22 of 28

APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2019	9M 2018

Net profit	30,234	30,131

Adjustment for non-cash items:
Income taxes in the Income Statement	7,240	7,114
Depreciation, amortisation and impairment losses	4,263	2,283
Other non-cash items	7,139	4,617
Change in working capital	(1,304)	(663)
Interest received	45	35
Interest paid	(148)	(64)
Income taxes paid	(5,852)	(6,249)

Net cash generated from operating activities	41,617	37,204

Purchase of intangible assets	(1,238)	(1,553)
Proceeds from sale of property, plant and equipment	2	10
Purchase of property, plant and equipment	(7,025)	(6,876)
Proceeds from other financial assets	—	57
Purchase of other financial assets	(6)	(6)
Investment in associated company	(50)	—
Proceeds from the divestment of Group and associated companies	(3)	368
Dividend received from associated company	20	19

Net cash used in investing activities	(8,300)	(7,981)

Purchase of treasury shares	(10,404)	(11,321)
Dividends paid	(19,409)	(19,048)
Repayment of borrowings, net	(470)	—

Net cash used in financing activities	(30,283)	(30,369)

NET CASH GENERATED FROM ACTIVITIES	3,034	(1,146)

Cash and cash equivalents at the beginning of the year	15,629	17,158
Exchange gain/(loss) on cash and cash equivalents	93	52

Cash and cash equivalents at the end of the year	18,756	16,064

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 23 of 28

APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2019	31 Dec 2018

ASSETS

Intangible assets	5,033	5,145
Property, plant and equipment	50,300	41,891
Investments in associated companies	868	531
Deferred income tax assets	4,113	2,893
Other financial assets	1,194	1,242

TOTAL NON-CURRENT ASSETS	61,508	51,702

Inventories	17,509	16,336
Trade receivables	22,519	22,786
Tax receivables	455	1,013
Other receivables and prepayments	3,548	3,090
Derivative financial instruments	612	204
Cash at bank	18,757	15,638

TOTAL CURRENT ASSETS	63,400	59,067
TOTAL ASSETS	124,908	110,769

EQUITY AND LIABILITIES

Share capital	480	490
Treasury shares	(7)	(11)
Retained earnings	53,721	53,406
Other reserves	(1,241)	(2,046)

TOTAL EQUITY	52,953	51,839

Borrowings	2,927	—
Deferred income tax liabilities	190	118
Retirement benefit obligations	1,511	1,256
Provisions	4,240	3,392

Total non-current liabilities	8,868	4,766

Borrowings	1,416	515
Trade payables	5,894	6,756
Tax payables	6,604	4,610
Other liabilities	14,414	14,098
Derivative financial instruments	1,818	2,024
Provisions	32,941	26,161

Total current liabilities	63,087	54,164

TOTAL LIABILITIES	71,955	58,930

TOTAL EQUITY AND LIABILITIES	124,908	110,769

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 24 of 28

APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2019

Balance at the beginning of the period	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit for the period			30,234					30,234
Other comprehensive income for the period			(369)	489	281	35	805	436

Total comprehensive income for the period			29,865	489	281	35	805	30,670

Transactions with owners:
Dividends			(19,409)					(19,409)
Share-based payments			245					245
Tax related to restricted stock units			12					12
Purchase of treasury shares		(6)	(10,398)					(10,404)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	480	(7)	53,721	(576)	(1,396)	731	(1,241)	52,953

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2018

Balance at the beginning of the period	500	(11)	48,977	(1,556)	2,027	(122)	349	49,815
Change in accounting policy, IFRS 9 (net of tax)			(90)			90	90	—
Net profit for the period			30,131					30,131
Other comprehensive income for the period			76	285	(3,342)	641	(2,416)	(2,340)

Total comprehensive income for the period			30,117	285	(3,342)	731	(2,326)	27,791

Transactions with owners:
Dividends			(19,048)					(19,048)
Share-based payments			291					291
Tax related to restricted stock units			(16)					(16)
Purchase of treasury shares		(7)	(11,314)					(11,321)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	490	(8)	49,007	(1,271)	(1,315)	609	(1,977)	47,512

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 25 of 28

APPENDIX 6: REGIONAL SALES SPLIT

Q3 2019 sales split per region

DKK million	Total	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America	North America Operations	USA

The diabetes and obesity segment
Long-acting insulin	5,019	2,266	1,147	372	289	240	218	2,753	2,630
% change at CER	(6%)	10%	6%	2%	35%	6%	26%	(16%)	(18%)
Tresiba®	2,306	888	409	111	27	212	129	1,418	1,343
% change at CER	3%	25%	29%	21%	—	8%	27%	(7%)	(11%)
Xultophy®	575	370	307	36	—	3	24	205	202
% change at CER	27%	24%	13%	55%	—	—	—	34%	34%
Levemir®	2,138	1,008	431	225	262	25	65	1,130	1,085
% change at CER	(19%)	(4%)	(12%)	(9%)	26%	(15%)	(5%)	(29%)	(30%)
Premix insulin	2,596	2,479	393	776	1,095	184	31	117	109
% change at CER	0%	11%	(5%)	19%	16%	4%	0%	(68%)	(70%)
Ryzodeg®	278	278	16	135	—	118	9	—	—
% change at CER	37%	37%	7%	72%	—	17%	0%	—	—
NovoMix®	2,318	2,201	377	641	1,095	66	22	117	109
% change at CER	(3%)	9%	(6%)	11%	16%	(14%)	0%	(68%)	(70%)
Fast-acting insulin	4,632	2,536	1,175	599	463	200	99	2,096	1,989
% change at CER	(2%)	9%	5%	13%	21%	(3%)	23%	(14%)	(15%)
Fiasp®	301	164	151	11	—	2	—	137	129
% change at CER	79%	78%	64%	—	—	—	—	81%	86%
NovoRapid®	4,331	2,372	1,024	588	463	198	99	1,959	1,860
% change at CER	(5%)	7%	0%	10%	21%	(4%)	23%	(17%)	(18%)
Human insulin	2,237	1,799	336	575	706	42	140	438	406
% change at CER	(9%)	(8%)	(12%)	(3%)	2%	(17%)	(44%)	(11%)	(11%)
Total insulin	14,484	9,080	3,051	2,322	2,553	666	488	5,404	5,134
% change at CER	(4%)	6%	2%	8%	14%	1%	(8%)	(18%)	(19%)
Victoza®	5,370	1,741	963	261	227	127	163	3,629	3,507
% change at CER	(15%)	7%	2%	17%	53%	(29%)	22%	(23%)	(24%)
Ozempic®	3,122	326	285	—	—	—	41	2,796	2,659
% change at CER	—	—	—	—	—	—	—	—	—
Total GLP-1	8,492	2,067	1,248	261	227	127	204	6,425	6,166
% change at CER	23%	27%	31%	17%	53%	(29%)	51%	21%	20%
Other diabetes1)	1,038	819	135	166	387	107	24	219	178
% change at CER	(3%)	(3%)	(4%)	(11%)	(4%)	6%	53%	(3%)	(3%)
Total diabetes	24,014	11,966	4,434	2,749	3,167	900	716	12,048	11,478
% change at CER	4%	8%	9%	8%	14%	(4%)	6%	(1%)	(2%)
Obesity (Saxenda®)	1,442	514	84	185	2	69	174	928	865
% change at CER	42%	63%	53%	68%	—	21%	85%	32%	33%
Diabetes and obesity total	25,456	12,480	4,518	2,934	3,169	969	890	12,976	12,343
% change at CER	5%	10%	9%	10%	14%	(2%)	16%	1%	0%

The biopharmaceuticals segment
Haemophilia	2,524	1,441	678	358	78	154	173	1,083	1,020
% change at CER	7%	14%	(4%)	47%	70%	19%	23%	(1%)	2%
NovoSeven®	1,985	1,083	433	324	74	97	155	902	880
% change at CER	3%	10%	(11%)	45%	71%	7%	16%	(6%)	(1%)
NovoEight®	357	268	194	25	4	27	18	89	82
% change at CER	8%	2%	(3%)	41%	50%	(24%)	183%	31%	26%
Growth disorders (Norditropin®)	1,886	1,051	348	162	10	452	79	835	833
% change at CER	7%	0%	(7%)	(14%)	100%	9%	19%	16%	16%
Other biopharmaceuticals	411	289	194	71	1	22	1	122	60
% change at CER	(1%)	2%	11%	(15%)	0%	0%	0%	(8%)	(17%)
Biopharmaceuticals total	4,821	2,781	1,220	591	89	628	253	2,040	1,913
% change at CER	6%	7%	(3%)	15%	72%	11%	22%	5%	7%

Total sales	30,277	15,261	5,738	3,525	3,258	1,597	1,143	15,016	14,256
% change at CER	6%	9%	6%	11%	15%	3%	17%	2%	1%
% change as reported	9%	12%	6%	15%	17%	10%	19%	6%	6%
Share of growth	100%	85%	23%	22%	27%	2%	11%	15%	8%
1) Primarily oral antidiabetic products, needles and GlucaGen® HypoKit®.

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 26 of 28

9M 2019 sales split per region

DKK million	Total	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America	North America Operations	USA

The diabetes and obesity segment
Long-acting insulin	15,674	6,783	3,505	1,184	820	686	588	8,891	8,556
% change at CER	(2%)	13%	11%	18%	31%	2%	14%	(12%)	(13%)
Tresiba®	6,948	2,593	1,247	324	58	609	355	4,355	4,164
% change at CER	13%	25%	37%	19%	—	4%	20%	7%	4%
Xultophy®	1,626	1,080	912	113	—	3	52	546	540
% change at CER	36%	35%	24%	110%	—	—	—	40%	39%
Levemir®	7,100	3,110	1,346	747	762	74	181	3,990	3,852
% change at CER	(18%)	0%	(12%)	11%	23%	(14%)	(15%)	(29%)	(29%)
Premix insulin	7,913	7,376	1,204	2,262	3,286	532	92	537	513
% change at CER	0%	9%	(5%)	13%	13%	4%	(4%)	(52%)	(53%)
Ryzodeg®	747	747	49	337	1	333	27	—	—
% change at CER	42%	42%	20%	68%	—	27%	9%	—	—
NovoMix®	7,166	6,629	1,155	1,925	3,285	199	65	537	513
% change at CER	(2%)	6%	(6%)	7%	13%	(19%)	(9%)	(52%)	(53%)
Fast-acting insulin	14,367	7,732	3,502	1,978	1,353	587	312	6,635	6,334
% change at CER	(3%)	11%	4%	20%	21%	(5%)	36%	(16%)	(16%)
Fiasp®	804	444	417	24	—	3	—	360	339
% change at CER	104%	88%	76%	—	—	—	—	129%	139%
NovoRapid®	13,563	7,288	3,085	1,954	1,353	584	312	6,275	5,995
% change at CER	(6%)	8%	(1%)	18%	21%	(5%)	36%	(18%)	(19%)
Human insulin	6,832	5,628	1,035	1,729	2,170	127	567	1,204	1,110
% change at CER	(6%)	(1%)	(13%)	8%	0%	(15%)	0%	(24%)	(25%)
Total insulin	44,786	27,519	9,246	7,153	7,629	1,932	1,559	17,267	16,513
% change at CER	(2%)	8%	3%	14%	12%	(1%)	11%	(16%)	(17%)
Victoza®	16,507	5,378	2,980	787	655	461	495	11,129	10,776
% change at CER	(11%)	14%	7%	14%	67%	(3%)	34%	(21%)	(21%)
Ozempic®	6,872	641	536	—	—	—	105	6,231	5,900
% change at CER	—	—	—	—	—	—	—	—	—
Total GLP-1	23,379	6,019	3,516	787	655	461	600	17,360	16,676
% change at CER	20%	28%	26%	14%	67%	(3%)	61%	17%	16%
Other diabetes1)	3,230	2,611	422	525	1,280	332	52	619	509
% change at CER	(1%)	1%	(3%)	3%	(1%)	14%	13%	(8%)	(8%)
Total diabetes	71,395	36,149	13,184	8,465	9,564	2,725	2,211	35,246	33,698
% change at CER	4%	11%	8%	14%	12%	0%	21%	(2%)	(4%)
Obesity (Saxenda®)	4,115	1,611	234	648	6	220	503	2,504	2,323
% change at CER	50%	98%	61%	97%	—	206%	90%	29%	30%
Diabetes and obesity total	75,510	37,760	13,418	9,113	9,570	2,945	2,714	37,750	36,021
% change at CER	6%	13%	9%	17%	12%	6%	30%	(1%)	(2%)

The biopharmaceuticals segment
Haemophilia	7,727	4,475	2,025	974	225	427	824	3,252	3,012
% change at CER	5%	6%	(3%)	18%	50%	(1%)	15%	4%	4%
NovoSeven®	6,160	3,413	1,297	831	212	291	782	2,747	2,610
% change at CER	0%	0%	(12%)	10%	45%	(7%)	12%	0%	1%
NovoEight®	1,119	863	599	122	13	87	42	256	239
% change at CER	14%	15%	5%	131%	200%	(20%)	186%	11%	9%
Growth disorders (Norditropin®)	5,199	3,140	1,090	524	25	1,286	215	2,059	2,049
% change at CER	2%	3%	(5%)	(1%)	92%	10%	22%	1%	1%
Other biopharmaceuticals	1,168	838	572	199	5	61	1	330	152
% change at CER	3%	11%	9%	17%	67%	12%	(67%)	(14%)	(27%)
Biopharmaceuticals total	14,094	8,453	3,687	1,697	255	1,774	1,040	5,641	5,213
% change at CER	4%	6%	(2%)	12%	53%	7%	16%	1%	1%

Total sales	89,604	46,213	17,105	10,810	9,825	4,719	3,754	43,391	41,234
% change at CER	5%	11%	6%	16%	13%	6%	26%	(1%)	(1%)
% change as reported	9%	13%	6%	18%	15%	13%	24%	6%	5%
Share of growth	100%	105%	22%	33%	26%	6%	18%	(5%)	(13%)

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 27 of 28

APPENDIX 7: SIGNIFICANT ACCOUNTING MATTERS
New accounting standards in 2019
As of 1 January 2019, Novo Nordisk applies, for the first time, IFRS 16 ‘Leases’ using the modified retrospective approach. Under this method, the cumulative effect of initially applying the standard is recognised at 1 January 2019. Rights-of-use assets and lease liabilities have been recognised for those leases previously classified as operating leases, except for short-term leases and leases of low value assets. The rights-of-use assets have been recognised based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognised. Lease liabilities are recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as of 1 January 2019. The comparative information has not been restated.

Impact from IFRS 16 as of 1 January 2019

DKK million	1 January 2019
Property, plant and equipment	3,778
Prepayments	(5)
Borrowings (non-current)	3,330
Borrowings (current)	658
Other liabilities	(215)
Net assets	—

The change in policy has had a insignificant impact on the income statement. In the cash flow statement the principal repayment of lease liabilities is presented in 'net cash used in financing activities', whereas the full lease payment under previous policies was presented in 'net cash generated from operating activities'. The change in policy has had no impact on free cash flow due to a change in definition, as described in Appendix 8.

Recognition exemptions and practical expedients applied

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application

•	Used hindsight when determining the lease term if the contract contains option to extend or terminate

•	Exempted short-term lease contracts with a remaining duration of 12 months or less as at 1 January 2019

Accounting policy applicable from 1 January 2019
For contracts which are, or contain, a lease, Novo Nordisk recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method over the lease term. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using Novo Nordisk’s incremental borrowing rate. The lease liability is measured using the effective interest method. It is remeasured when there is a change in future lease payments, typically due to a change in index or rate (e.g. inflation) on property leases, or if there is a reassessment of whether an extension or termination option will be exercised. A corresponding adjustment is made to the right-of-use asset, or in the income statement when the right-of-use asset has been fully depreciated.

The right-of-use asset is presented in Property, Plant and Equipment and the lease liabilities in Borrowings. Lease contracts that have a lease term of 12 months or less and low value assets are not recognised on the balance sheet. These lease payments are expensed on a straight-line basis over the lease term.

Oral semaglutide prelaunch inventory
In March 2019, Novo Nordisk filed oral semaglutide for US regulatory approval of glycaemic control. Subsequent to filing, write-downs of prelaunch inventory have been reversed with a net positive income statement effect of DKK 510 million on Research and development costs. US FDA approval was obtained on 20 September 2019.

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Company announcement No 62 / 2019

Financial report for the period 1 January 2019 to 30 September 2019	Page 28 of 28

APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER and Free cash flow.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid that growth at CER is artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	9M 2019	9M 2018	% change 9M 2019 to 9M 2018	Q3 2019	Q3 2018	% change Q3 2019 to Q3 2018

Net sales	89,604	82,099	9%	30,277	27,762	9%
Effect of exchange rates	(3,071)	—		(985)	—
Sales at CER	86,533	82,099	5%	29,292	27,762	6%

Operating profit at CER

DKK million	9M 2019	9M 2018	% change 9M 2019 to 9M 2018	Q3 2019	Q3 2018	% change Q3 2019 to Q3 2018

Operating profit	40,610	36,465	11%	12,919	11,813	9%
Effect of exchange rates	(2,153)	—		(643)	—
Operating profit at CER	38,457	36,465	5%	12,276	11,813	4%

Free cash flow
From 1 January 2019, Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. The updated definition reflects the implementation of IFRS 16, which accordingly have a neutral effect on free cash flow. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchase and repayment of debt (excl lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2019	9M 2018	Q3 2019	Q3 2018

Net cash generated from operating activities	41,617	37,204	16,688	11,619
Net cash used in investing activities	(8,300)	(7,981)	(2,441)	(2,864)
Repayment on lease liabilities	(603)	—	(208)	—
Free cash flow	32,714	29,223	14,039	8,755

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Company announcement No 62 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 1, 2019
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer

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Company announcement No 62 / 2019